UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 5

(RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COLE CREDIT PROPERTY TRUST, INC.

(Name of Subject Company (Issuer))

DESERT ACQUISITION, INC.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

193269107

(CUSIP Number of Class of Securities)

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

COLE CREDIT PROPERTY TRUST, INC.

(Name of the Issuer)

DESERT ACQUISITION, INC.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

193269107

(CUSIP Number of Class of Securities)

RICHARD A. SILFEN

EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL

AMERICAN REALTY CAPITAL PROPERTIES, INC.

405 PARK AVENUE, 12TH FLOOR

NEW YORK, NEW YORK 10022

(212) 415-6500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

Peter M. Fass, Esq.

Steven L. Lichtenfeld, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$73,152,145 (1)	$9,422 (2)
(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of Cole Credit Property Trust, Inc. (“CCPT”) not owned by American Realty Capital Properties, Inc. (“ARCP”), any ARCP subsidiary or any wholly-owned subsidiary of CCPT, at a purchase price of $7.25 per share, net to the seller in cash, without any interest, and less any applicable withholding taxes. On March 28, 2014, 10,090,951 shares of CCPT common stock were outstanding, of which 1,000 were owned by Cole REIT Advisors, LLC, an indirect wholly-owned subsidiary of ARCP. Accordingly, this calculation assumes the purchase of 10,089,951 shares.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #1 for Fiscal Year 2014 issued by the U.S. Securities and Exchange Commission, equals $128.80 per million dollars of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,422	Filing Party:	Desert Acquisition, Inc. and American Realty Capital Properties, Inc.
Form of Registration No.:	Schedule TO-T	Date Filed:	March 31, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (“Amendment No. 5”) further amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO originally filed on March 31, 2014, as amended and supplemented by Amendment No. 1 filed on April 4, 2014, Amendment No. 2 filed on April 11, 2014, Amendment No. 3 filed on April 21, 2014 and Amendment No. 4 filed on April 28, 2014 (together with any amendments and supplements thereto, the “Schedule TO”), by American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”), and Desert Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of ARCP (“Merger Sub”), relating to the offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Cole Credit Property Trust, Inc., a Maryland corporation (“CCPT”) (other than shares then owned by ARCP, any ARCP subsidiary and any wholly-owned CCPT subsidiary), for a purchase price per share of $7.25, net to the seller in cash, without any interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2014 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 5. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 5:00 p.m., New York City time, on May 16, 2014. All of the conditions to the Offer have been satisfied. Accordingly, Merger Sub will accept for payment in accordance with the terms of the Offer all shares of CCPT common stock that were validly tendered and not withdrawn prior to expiration of the Offer, and payment for such shares will be made promptly in accordance with the terms of the Offer. The Depositary has advised ARCP and Merger Sub that, as of the expiration of the Offer, preliminary results indicated that a total of approximately 7,735,068 shares of CCPT common stock were validly tendered to Merger Sub and not withdrawn, representing approximately 77% of the shares of CCPT common stock outstanding.

Pursuant to the terms of the Merger Agreement, Merger Sub expects to exercise its Top-Up Option and effect a short form merger of CCPT with and into Merger Sub as promptly as practicable, without the need for a vote or meeting of CCPT’s stockholders, as permitted by Section 3-106 of the MGCL. At the effective time of the Merger, (i) each share of CCPT common stock which is outstanding immediately before the effective time of the Merger will be converted into and become the right to receive the Offer Price (except that shares owned by ARCP, Merger Sub, CCPT or any of their subsidiaries will be cancelled and no payment will be made with respect to them), and (ii) each share of capital stock of Merger Sub which is outstanding immediately prior to the effective time of the Merger will remain outstanding and will constitute a share of common stock of the surviving corporation. Therefore, immediately after the Merger, ARCP will own all the outstanding stock of the company that survives the Merger.

In anticipation of the closing of the Merger, Cole REIT Advisors, LLC, an indirect wholly-owned subsidiary of ARCP, transferred the 1,000 shares it owned to Merger Sub.

On May 16, 2014, ARCP and CCPT issued a joint press release announcing the successful completion of the Offer. The full text of the press release is set forth as Exhibit (a)(1)(xi) hereto and is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended to add the following new Exhibit (a)(1)(xi) to the Schedule TO and to replace the description of Exhibit (a)(3) of the Schedule TO with the description of Exhibit (a)(3) set forth below:

(a)(1)(xi)	Joint Press Release, dated May 16, 2014, issued by American Realty Capital Properties, Inc. and Cole Credit Property Trust, Inc.**

(a)(3)	Documents filed as Exhibits (a)(1)(i)-(a)(1)(xi) incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2014

DESERT ACQUISITION, INC.

By	/s/ Lisa E. Beeson

Name:	Lisa E. Beeson

Title:	Chief Operating Officer

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By	/s/ Lisa E. Beeson

Name:	Lisa E. Beeson

Title:	Chief Operating Officer

EXHIBIT INDEXES

Item 12 of the Tender Offer Statement on Schedule TO

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 31, 2014.*
(a)(1)(ii)	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9).*
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Summary Advertisement published in The Wall Street Journal on March 31, 2014.*
(a)(1)(vi)	Press Release, dated March 31, 2014, issued by American Realty Capital Properties, Inc.*
(a)(1)(vii)	Letter to stockholders of Cole Credit Property Trust, Inc. from Cole Credit Property Trust, Inc. and American Realty Capital Properties, Inc., dated April 11, 2014.*
(a)(1)(viii)	Reminder to stockholders of Cole Credit Property Trust, Inc. to tender their shares, dated April 11, 2014.*
(a)(1)(ix)	Letter to stockholders of Cole Credit Property Trust, Inc. from Cole Credit Property Trust, Inc. and American Realty Capital Properties, Inc., dated April 18, 2014.*
(a)(1)(x)	Press Release, dated April 28, 2014, issued by American Realty Capital Properties, Inc.*
(a)(1)(xi)	Joint Press Release, dated May 16, 2014, issued by American Realty Capital Properties, Inc. and Cole Credit Property Trust, Inc.**
(a)(2)	None.
(a)(3)	Documents filed as Exhibits (a)(1)(i)-(a)(1)(xi) incorporated herein by reference.
(a)(4)	None.
(a)(5)	None.
(b)(i)	Credit Agreement, dated as of February 14, 2013, among American Realty Capital Operating Partnership III, L.P., American Realty Capital Trust III, Inc., Wells Fargo Bank, National Association, RBS Citizens, N.A., and Regions Bank, Capital One, N.A. and JPMorgan Chase Bank, N.A. and the other lenders party hereto (incorporated by reference to Exhibit 10.43 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 28, 2013).
(b)(ii)	First Amendment to Credit Agreement, dated as of March 18, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.47 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on May 6, 2013).
(b)(iii)	Augmenting Lender and Increasing Lender Supplement and Incremental Amendment, dated as of March 28, 2013, to the Credit Agreement, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.58 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).
(b)(iv)	Third Amendment to Credit Agreement, dated as of May 28, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.59 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).
(b)(v)	Fourth Amendment to Credit Agreement, dated as of July 22, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.60 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).

(b)(vi)	Augmenting Lender and Increasing Lender Supplement and Incremental Amendment to the Credit Agreement, dated as of August 1, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.61 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).
(b)(vii)	Sixth Amendment to the Credit Agreement, dated as of November 4, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the Lenders party thereto, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.74 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on November 7, 2013).
(b)(viii)	Seventh Amendment to Credit Agreement, dated as of December 4, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.46 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(b)(ix)	Augmenting Lender and Increasing Lender Supplement, dated as of December 20, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.47 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(b)(x)	Augmenting Lender Supplement, dated as of January 17, 2014, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.48 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(b)(xi)	Tenth Amendment to Credit Agreement, dated as of February 4, 2014, among, ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.49 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(d)(i)	Agreement and Plan of Merger, dated March 17, 2014, among Cole Credit Property Trust, Inc., American Realty Capital Properties, Inc. and Desert Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to American Realty Capital Properties, Inc.’s Current Report on Form 8-K (File No. 001-35263), filed on March 21, 2014).
(d)(ii)	Confidentiality Agreement, dated March 11, 2014, between American Realty Capital Properties, Inc. and Cole Credit Property Trust, Inc.*
(d)(iii)	Certificate Evidencing Exemption From Ownership Limits, dated March 17, 2014, among Cole Credit Property Trust, Inc., American Realty Capital Properties, Inc. and Desert Acquisition, Inc.*
(d)(iv)	Agreement and Plan of Merger, dated October 22, 2013, among American Realty Capital Properties, Inc., Cole Real Estate Investments, Inc. and Clark Acquisition, LLC (incorporated by reference to Exhibit 2.1 to American Realty Capital Properties, Inc.’s Current Report on Form 8-K (File No. 001-35263), filed on October 23, 2013).
(d)(v)	Employment Agreement, dated as of October 21, 2013, by and between American Realty Capital Properties, Inc. and Nicholas S. Schorsch (incorporated by reference to Exhibit 10.75 to American Realty Capital Properties, Inc.’s Form 10-Q (File No. 001-35263), filed on November 7, 2013).
(d)(vi)	Advisory Agreement, dated April 6, 2004, as amended, by and between Cole Credit Property Trust, Inc. and Cole REIT Advisors, LLC (incorporated by reference to Exhibit 6.3 to Cole Credit Property Trust, Inc.’s Form 10-SB (File No. 001-51962), filed on May 1, 2006).
(d)(vii)	Property Management and Leasing Agreement, dated April 6, 2004, by and among Cole Credit Property Trust, Inc., Cole Operating Partnership I, LP and Cole Realty Advisors, Inc. (incorporated by reference to Exhibit 6.2 to Cole Credit Property Trust, Inc.’s Form 10-SB (File No. 001-51962), filed on May 1, 2006).
(f)	None.
(g)(i)	Hypothetical Illustration of $10,000 Investment in Cole Credit Property Trust, Inc.*
(g)(ii)	Call Script: To Answer Questions of Advisors and Stockholders Concerning Tender Offer to Acquire Cole Credit Property Trust, Inc. Shares.*
(h)	None.

* Previously Filed. ** Filed herewith.

Item 16 of the Schedule 13E-3 Transaction Statement on Schedule TO

Exhibit No.	Description
(c)(i)	Fairness Opinion issued by Duff & Phelps, LLC, dated March 17, 2014 (incorporated by reference to Exhibit (c)(1) to CCPT’s Schedule 14D-9/A, filed on April 14, 2014).*
(c)(ii)	Duff & Phelps, LLC Fairness Analysis, dated March 17, 2014 (incorporated by reference to Exhibit (c)(2) to CCPT’s Schedule 14D-9/A, filed on April 14, 2014).*
(c)(iii)	Restricted Appraisal Report of Assets and Liabilities of Cole Credit Property Trust, Inc. as of December 31, 2013.*
(f)	None.

* Previously Filed.